Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Allied Esports Entertainment, Inc. and Subsidiaries on Form S-1 of our report dated March 16, 2020 (except as to Note 3, Net Loss Per Common Share, which is as of March 17, 2020), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Allied Esports Entertainment, Inc. and Subsidiaries  as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Melville, NY

May 1, 2020